UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8)	☒

GENEVEST INC.
(Name of Subject Company)

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

PINETREE CAPITAL CORP.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

372273102
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, New York 10011
(212) 894-8940
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 30, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On May 28, 2004, Pinetree Capital Corp. and Genevest Inc. disseminated the following news release:

Document Number	Description
1.	News release dated May 28, 2004 ("Pinetree Capital Corp. and Genevest Inc. shareholders approve business combination").

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Joint Management Information Circular of Pinetree Capital Corp. and Genevest Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Pinetree Capital Corp. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Document 1

PINETREE

Genevest

NEWS RELEASE

PINETREE CAPITAL CORP. AND GENEVEST INC. SHAREHOLDERS APPROVE BUSINESS COMBINATION

Toronto, Ontario (May 28, 2004) – Pinetree Capital Corp. (TSX: PNP) and Genevest Inc. (TSXV: GNV) announced today that pursuant to shareholder meetings held on May 27, 2004 and May 26, 2004 respectively, shareholders of the two companies have overwhelmingly approved the previously announced business combination (see joint press releases dated April 7, 2004 and April 27, 2004). Of the shares eligible to be voted on the business combination, 99.9% voted in favour at the Pinetree meeting and 99.8% voted in favour at the Genevest meeting.

In connection with the business combination, shareholders of Genevest will receive 2.2 pre-consolidated common shares of Pinetree for each one common share of Genevest held. The companies have also announced that Pinetree intends to consolidate its issued and outstanding common shares on a one new for 1.75 old basis and to change its name to "Pinetree Capital Ltd." following the completion of the business combination.

A joint management information circular describing details of the business combination, share consolidation and name change has been filed with regulatory authorities and was mailed to shareholders of both Genevest and Pinetree. It is expected that the business combination will be completed on or about June 1, 2004. Completion of the business combination is subject to, among other things, receipt of all required regulatory approvals.

About Pinetree

Pinetree Capital Corp. is publicly traded on the Toronto Stock Exchange under the symbol "PNP". The Company's principal business is to fund emerging growth businesses with breakthrough proprietary products. Pinetree's interests are primarily in companies with application and platform software technologies, telecommunications and fibre optics technologies, and biomedical technology. Pinetree also takes advantage of special situations and merchant banking opportunities and makes investments in other public companies in a variety of sectors.

To obtain more information about Pinetree, please visit www.pinetreecapital.com.

About Genevest

Genevest is publicly traded on the TSX Venture Exchange under the symbol "GNV". Genevest's business is to fund emerging growth businesses with breakthrough proprietary products, predominantly in the biotechnology arena, in both private and public issuers. Genevest acquires securities predominantly for mid to long term capital appreciation. Beginning in 2002, Genevest also made substantial investments in gold and other mineral resource related companies.

To obtain more information about Genevest, please visit www.genevest.com.

The TSX Venture Exchange and the Toronto Stock Exchange have not reviewed and do

not take responsibility for the adequacy or accuracy of this release.

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Investor relations contacts for Pinetree Capital Corp.:

Larry Goldberg, C.A.,
Executive Vice President and Chief Financial Officer
Email: ir@pinetreecapital.com

Investor relations contacts for Genevest Inc.:
Sheldon Inwentash,
Chairman and Chief Executive Officer,
Phone: (416) 941-1070

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PINETREE CAPITAL CORP.

By: /s/ Larry Goldberg
Larry Goldberg
Executive Vice President and
Chief Financial Officer

June 1, 2004

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